SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings Reports Fourth Quarter and Full Year 2007 Results

Panama City, Panama --- February 21, 2008. Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the fourth quarter of 2007 (4Q07) and full year 2007. The terms “Copa Holdings" or "the Company" make reference to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP. Unless otherwise stated all comparisons with prior periods refer to the fourth quarter of 2006 (4Q06).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$34.1 million for 4Q07, or diluted earnings per share (EPS) of US$0.79, as compared to net income of US$41.5 million or diluted EPS of US$0.96 in 4Q06. Fourth quarter 2007 results include special charges at Aero Republica totaling US$6.3 million related to the accrual of costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of Aero Republica’s ongoing transition to a more fuel efficient all EMBRAER-190 fleet. Excluding the impact of these special charges, the company would have reported 4Q07 net income of $40.4 million, or diluted EPS of $0.93.

•
Net income for full year 2007 reached a record US$160.4 million or diluted EPS of US$3.69, compared to US$133.8 million or diluted EPS of US$3.10 for full year 2006. Excluding special charges of US$7.3 million related to the accrual of costs associated with the early termination of five MD-80 aircraft leases as a result of Aero Republica’s ongoing transition to a more fuel efficient all EMBRAER-190 fleet and a non-recurring pre-tax gain of US$8.0 related to insurance proceeds in excess of aircraft book value, net income for full year 2007 would have been US$159.7 Million or diluted EPS of US$3.67.

•
Operating income for 4Q07 came in at US$43.0 million, representing an operating margin of 15.1%, as compared to operating income for 4Q06 of US$50.7 million.  Excluding special charges of US$6.3 million, operating income would have been US$49.3 million, which would have represented an operating margin of 17.3% for the quarter, down from 21.3% in 4Q06. These strong results were achieved despite US$14.6 million in additional fuel costs as a result of a 23% increase in the all-in average price per gallon of jet fuel.

•
In 4Q07, total revenues increased to US$284.6 million, representing growth of 19.9%. Yield per passenger mile increased 9.0% to 17.5 cents and operating revenue per available seat mile (RASM) increased 6.7% to 13.8 cents. RASM for full year 2007 came in at 13.0 cents, up 4.7% from 12.4 cents in 2006.

•
Revenue passenger miles (RPMs) increased 10.5% from 1.38 billion in 4Q06 to 1.52 billion in 4Q07. Available seat miles (ASMs) increased 12.4% from 1.84 billion in 4Q06 to 2.07 billion in 4Q07. As a result, average load factor decreased 1.3 percentage points to 73.8%. Load factor for full year 2007 reached 74.0%, up from 73.1% in 2006.

•
Operating cost per available seat mile (CASM), increased 15.1% from 10.2 cents in 4Q06 to 11.7 cents in 4Q07. Excluding special charges, CASM would have increased 12.1% from 10.2 cents in 4Q06 to 11.4 cents in 4Q07. CASM, excluding fuel costs and special charges, would have increased 7.1% from 7.1 cents in 4Q06 to 7.6 cents in 4Q07, primarily as a result of the effect of Aero Republica’s down gauge to an EMBRAER-190 fleet and the strengthening of the Colombian currency.

•	CASM for full year 2007 came in at 10.6 cents, up from 10.0 cents in 2006. Excluding fuel and special charges, CASM for full year 2007 would have come in at 7.1 cents, up from 6.8 cents in 2006.

•
In the fourth quarter, Copa Airlines took delivery of two aircraft - one EMBRAER-190 and one Boeing 737-800 - ending 2007 with a fleet of 37 aircraft with an average age of 3.7 years. During the quarter, Aero Republica took delivery of two additional EMBRAER 190 aircraft, ending 2007 with a fleet of 13 aircraft - 7 EMBRAER 190s and 6 MD-80s. For the full year, Copa Holdings took delivery of 14 aircraft.

•
On October 11, Copa Airlines and KLM Royal Dutch Airlines announced a broad code share alliance, which will enable passengers of both carriers to travel more easily between Copa's extensive Latin American network and Europe via two of the world's most convenient hubs. KLM will begin service from Amsterdam to Panama City in March 2008.

•	For full year 2007, Copa Airlines reported an on-time performance of 86.7% and a flight-completion factor of 99.4%, maintaining the airline amongst the best in the industry.

Consolidated Financial & Operating Highlights	4Q07	4Q06	% Change	3Q07	% Change	FY 2007	FY 2006	% Change
RPMs (millions)	1,524	1,379	10.5%	1,565	-2.6%	5,861	5,017	16.8%
ASMs (mm)	2,066	1,838	12.4%	2,104	-1.8%	7,918	6,866	15.3%
Load Factor	73.8%	75.0%	-1.3p.p.	74.4%	-0.6p.p.	74.0%	73.1%	1.0p.p.
Yield	17.5	16.0	9.0%	15.9	9.6%	16.5	15.9	3.6%
PRASM (cents)	12.9	12.0	7.1%	11.8	8.7%	12.2	11.6	5.0%
RASM (cents)	13.8	12.9	6.7%	12.6	9.5%	13.0	12.4	4.7%
CASM (cents)	11.7	10.2	15.1%	10.4	12.9%	10.6	10.0	6.0%
Adjusted CASM (cents) (1)	11.4	10.2	12.1%	10.3	10.5%	10.5	10.0	5.1%
Adjusted CASM Excl. Fuel (cents) (1)	7.6	7.1	7.1%	6.9	9.8%	7.1	6.8	4.9%
Breakeven Load Factor	60.2%	57.7%	2.5 p.p.	60.6%	-0.4 p.p.	59.2%	58.0%	1.2 p.p.
Operating Revenues (US$ mm)	284.6	237.4	19.9%	264.6	7.5%	1,027.3	851.2	20.7%
EBITDAR (US$ mm) (2)	72.0	70.3	2.4%	80.6	-10.7%	301.1	239.9	25.5%
Adjusted EBITDAR (US$ mm) (3)	78.3	70.3	11.4%	73.6	6.4%	293.1	239.9	22.2%
EBITDAR Margin (2)	25.3%	29.6%	-4.3p.p.	28.6%	-3.3p.p.	28.5%	28.2%	0.3p.p.
Adjusted EBITDAR Margin (3)	27.5%	29.6%	-2.1p.p.	28.5%	-1.0p.p.	29.3%	28.2%	1.1p.p.
Operating Income (US$ mm)	43.0	50.7	-15.1%	46.7	-7.9%	189.5	166.1	14.1%
Adjusted Operating Income (US$ mm) (1)	49.3	50.7	-2.7%	47.7	3.3%	196.8	166.1	18.5%
Operating Margin	15.1%	21.3%	-6.2p.p.	17.6%	-2.5p.p.	18.4%	19.5%	-1.1p.p.
Adjusted Operating Margin (US$ mm) (1)	17.3%	21.3%	-4.0p.p.	18.0%	-0.7p.p.	19.2%	19.5%	-0.4p.p.
Net Income (US$ mm)	34.1	41.5	-17.7%	46.8	-27.1%	160.4	133.8	19.9%
Adjusted Net Income (US$ mm) (3)	40.4	41.5	-2.5%	39.8	1.5%	159.7	133.8	19.3%
Net Margin	12.0%	17.5%	-5.5p.p.	17.6%	-5.7p.p.	15.6%	15.7%	-0.1p.p.
Adjusted Net Margin (3)	14.2%	17.5%	-3.3p.p.	15.0%	-0.5p.p.	15.5%	15.7%	-0.2p.p.
EPS - Basic (US$)	0.79	0.97	-17.9%	1.09	-27.1%	3.74	3.13	19.6%
Adjusted EPS - Basic (US$) (3)	0.94	0.97	-2.8%	0.93	1.5%	3.72	3.13	19.1%
EPS - Diluted (US$)	0.79	0.96	-17.9%	1.08	-27.0%	3.69	3.10	19.2%
Adjusted EPS - Diluted (US$) (3)	0.93	0.97	-3.8%	0.92	1.7%	3.67	3.10	18.7%
Weighted Avg. # of Shares - Basic (000)	42,938	42,813	0.3%	42,938	0.0%	42,908	42,813	0.2%
Weighted Avg. # of Shares - Diluted (000)	43,401	43,304	0.2%	43,479	-0.2%	43,464	43,223	0.6%
(1)Adjusted Operating Income and Adjusted CASM exclude special charges of US$1.0 million recorded in 3Q07 and US$6.3 million recorded in 4Q07, resulting in special charges of US$7.3 million for full year 2007 related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.
(2)EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3)Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS (Basic and Diluted): a) Excludes special charges of US$1.0 million recorded in 3Q07 and US$6.3 million recorded in 4Q07, resulting in special charges of US$7.3 million for full year 2007 related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.
b)Excludes for 3Q07 and full year 2007 an US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value recorded in 3Q07.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 4Q07 RESULTS

The fourth quarter marked a strong end of another record year for Copa Holdings. The company recorded operating income of US$43.0 million and net income of US$34.1 million. Excluding US$6.3 million in special charges at Aero Republica related to the accrual of costs associated with terms negotiated for the early termination of three MD-80 aircraft leases, operating income and net income reported would have been US$49.3 million and US$40.4 million, respectively.

Total revenues increased 19.9% during the quarter, while operating margin decreased 6.2 percentage points from 21.3% to 15.1%. Excluding special charges for the quarter, operating margin would have come in at 17.3%, or 4.0 percentage points below 4Q06, mainly as a result of increased fuel prices. Copa Holdings strong fourth quarter performance underscores the company’s ability to deliver exceptional results even in a high fuel price environment.

Passenger revenues, which represented 94% of total revenues, increased 20.4% to US$266.2 million, due to a 12.4% increase in capacity and a 7.1% increase in passenger revenue per ASM. The latter was driven by a 9.0% increase in yield, partly offset by a 1.3 percentage point decrease in consolidated load factors from 75.0% to 73.8%.

In 4Q07, Copa Airlines’ yields came in at 16.2 cents, representing an increase of 3.4% vs. 4Q06 and 11.8% vs. 3Q07. Yield gains over 3Q07 were mainly the result of the re-calibration of the revenue management system and a healthy fare environment, which resulted in increased fares and fuel surcharges. Aero Republica’s yields increased 36.8% to 23.8 cents and continued to benefit from a stronger Colombian currency and higher local currency fares as well as increased capacity into higher yielding international flights. Aero Republica’s international load factors increased from 50.4% in 4Q06 to 70.8% in 4Q07, despite a 143% increase in international capacity, which represented 14.2% of total capacity in 4Q07 as compared to 5.6% in 4Q06.

Consolidated operating expenses for 4Q07 increased 29.4% to US$241.6 million, while consolidated operating expenses per ASM (CASM) increased 15.1% to 11.7 cents. CASM, excluding special charges, would have come in at 11.4 cents, representing an increase of 12.1%. Incremental fuel costs as a result of higher fuel prices totaled US$14.6 million. Excluding total fuel costs and special charges, unit costs would have increased 7.1% to 7.6 cents, mainly as a result of the down gauge AeroRepublca´s fleet and the strengthening of the Colombian currency.

Jet fuel prices, net of hedges, increased 23% from an average of US$2.12 in 4Q06 to US$2.61 in 4Q07.  For 4Q07, fuel hedges represented 19% of consolidated volume at an average price of $2.07 per gallon (US Gulf Coast).  The company currently has hedges in place for 1Q08 representing 18% of consolidated volume at $2.16 per gallon, 16% at $2.25 for 2Q08, 13% at $2.34 for 3Q08 and 9% at $2.49 for 4Q08.

The Company increased its already solid liquidity position, which includes US$34.5 million in committed credit lines to US$352 million in 4Q07, translating to approximately 34% of last twelve-month revenues. Total debt amounted to US$842.9 million, which relates for the most part to aircraft and equipment financing.

For 4Q07, Aero Republica recorded operating income of US$0.7 million, compared to operating income of US$3.4 million in 4Q06. Aero Republica’s operating income, excluding the special charges, would have come in at US$7.0 million, representing an operating margin of 10.8%.

In the fourth quarter, Aero Republica continued its fleet renewal program by receiving two EMBRAER-190s, to end the year with a fleet of seven EMBRAER-190’s and six MD-80’s, reducing it’s average fleet age by more than half to 7.4 years. Capacity in terms of ASMs flown in EMBRAER-190 aircraft, as a percentage of total Aero Republica capacity increased from 1.3% in 4Q06 to 35.4% in 4Q07. In 2008, more than half of Aero Republica’s total capacity is expected to be flown on more fuel efficient EMBRAER-190 aircraft.

Additionally, Aero Republica continued to increase its international connectivity with Copa Airlines’ Hub of the Americas. Aero Republica now serves Panama from five of Colombia’s most important cities, having added in 4Q07 service from the city of Bucaramanga - Colombia’s fifth largest city, with a metropolitan area population of more than a million inhabitants.

Strong results in 2007 set the stage for continued strengthening and expansion of Copa Airlines’ network through the addition of new aircraft, more destinations and increased frequencies. On a consolidated level, capacity is expected to increase by approximately 18% year-over-year or 9.3 billion ASMs, driven by a 21% Copa Airlines capacity expansion.

OUTLOOK FOR 2008

In 2008, Copa Holdings will continue its focus on profitable growth and the execution of its proven business model of efficiently connecting the Americas through Copa Airlines´ centrally located Hub of the Americas in Panama City. Copa Holdings expects demand to be driven by regional economic growth and the growing preference for its network and services. Copa Airlines is expected to have another year of strong growth with capacity increasing approximately 21%, while Aero Republica’s capacity will be flat as a result of the continuation of its fleet transition program. Additionally, strong demand should lead to healthy load factors and yields, while we expect a slight increase in CASM, ex-fuel from 7.1 to 7.3 cents. Our operating margin outlook for 2008 reflects a fuel assumption of an average cost per barrel of +/-$85 and a crack spread of +/$15.

Financial Outlook (US GAAP)	2008 - Full Year
ASMs (billion)	+/-9.3
Average Load Factor	+/-75%
RASM (cents)	+/-13.4
CASM Ex-fuel (cents)	+/- 7.3
Operating Margin	17%-19%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q07 totaled US$284.6 million, a 19.9% or US$47.2 million increase over operating revenue of US$237.4 million in 4Q06, mainly due to an 18.1% or US$34.0 million increase in Copa Airlines’ operating revenue and a 30.8% or US$15.3 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 4Q07 totaled US$222.2 million, an 18.1% increase over operating revenue of US$188.2 million in 4Q06. This increase was primarily due to an 18.4% increase in passenger revenue.

Passenger revenue. For 4Q07 passenger revenue totaled US$207.1 million, an 18.4% increase over passenger revenue of US$174.9 million in 4Q06 as ASMs increased by 17.5% in 4Q07 as compared to 4Q06. Passenger yield increased 3.4% to 16.2 cents, while load factor decreased from 78.2% in 4Q06 to 76.1% in 4Q07.

Cargo, mail and other. Cargo, mail and other revenue totaled US$15.0 million in 4Q07, a 13.9% increase over cargo, mail and other of US$13.2 million in 4Q06.

Aero Republica operating revenue

During 4Q07, Aero Republica generated operating revenue of US$64.9 million, representing a 30.8% increase over 4Q06. This increase resulted mainly from an US$13.0 million or 28.3% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) decreased by 5.4%, while traffic (RPMs) decreased by 6.2%, resulting in a load factor of 63.5% or 0.6 percentage points below 4Q06. Yields increased by 36.8% primarily due to the strengthening of the Colombian currency, as well as higher fares in both domestic and international routes.

Operating expenses

For 4Q07, consolidated operating expenses rose 29.4% to US$241.6 million, representing operating cost per available seat mile (CASM) of US$11.7 cents. Operating expenses, excluding special charges, totaled US$235.3 million, a 26.0% increase over operating expenses of US$186.7 million for 4Q06. Operating cost per available seat mile (CASM), excluding fuel costs and special charges, increased 7.1% from 7.1 cents in 4Q06 to 7.6 cents in 4Q07. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q07, aircraft fuel totaled US$78.4 million, a US$22.0 million or 39.1% increase over aircraft fuel of US$56.4 million in 4Q06. This increase was primarily a result of a 12.1% increase in gallons consumed resulting from increased capacity and a 23% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.61 in 4Q07 as compared to US$2.12 in 4Q06.

Salaries and benefits. For 4Q07, salaries and benefits totaled US$32.2 million, an 18.8% increase over salaries and benefits of US$27.1 million in 4Q06. This was mainly a result of an overall increase in operating headcount to support additional capacity and the effect of the Colombian currency appreciation.

Passenger servicing. For 4Q07, passenger servicing totaled US$23.1 million, a 28.8% increase over passenger servicing of US$17.9 million in 4Q06. This increase was primarily a result of an increase in passengers carried by Copa Airlines and the effect of the Colombian currency appreciation.

Commissions. For 4Q07, commissions totaled US$18.5 million, an 18.6% increase over commissions of US$15.6 million in 4Q06. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and Aero Republica.

Reservations and sales. Reservations and sales totaled US$12.0 million, a 19.3% increase over reservation and sales of US$10.1 million in 4Q06. This increase was primarily a result of more passengers carried and additional costs related to global distribution systems at Aero Republica.

Maintenance, material and repairs. For 4Q07, maintenance, material and repairs totaled US$13.4 million, a 3.9% decrease over maintenance, material and repairs of US$13.9 million in 4Q06. This decreased was primarily a result of less major overhaul events at Aero Republica, partly offset by more maintenance events at Copa Airlines.

Depreciation. Depreciation totaled US$9.8 million in 4Q07, a 31.7% increase over depreciation of US$7.5 million in 4Q06. This increase was primarily related to the depreciation of new aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 17.3% from US$25.3 million in 4Q06 to US$29.7 million in 4Q07, primarily as a result of increased capacity.

Other. Other expenses totaled US$18.2 million in 4Q07, an increase of 40.6% over US$12.9 million in 4Q06, primarily as a result of Aero Republica prior year adjustments totaling US$1.9 million related to additional provisions for accounts receivable related to prior years and an increase in OnePass frequent flyer miles awarded.

Special charges. During 4Q07 we registered a US$6.3 million charge related to the accrual of costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of Aero Republica’s ongoing transition to a more fuel efficient all EMBRAER-190 fleet.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 27.6% to US$179.9 million from US$140.9 million in 4Q06. Operating expenses per available seat mile increased 8.6% to 10.7 cents in 4Q07 from 9.9 cents in 4Q06. Excluding fuel costs, operating expenses per available seat mile increased 2.6% from 7.0 cents in 4Q06 to 7.2 cents in 4Q07.

Aircraft fuel. For 4Q07, aircraft fuel totaled US$60.0 million, a 44.4% increase over aircraft fuel expense of US$41.5 million in the same period in 2006. This increase was primarily a result of a 18.6% increase in gallons consumed resulting from increased capacity and a 21% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$2.56 in 4Q07 as compared to US$2.12 in 4Q06.

Salaries and benefits. For 4Q07, salaries and benefits totaled US$24.9 million, a 10.7% increase over salaries and benefits of US$22.5 million in the same period in 2006. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.

Passenger servicing. Passenger servicing totaled US$19.0 million for 4Q07, a 25.0% increase over passenger servicing of US$15.2  million in 4Q06. This increase was primarily a result of an increase in passengers carried.

Commissions. Commissions totaled US$12.8 million for 4Q07, a 15.5% increase over commissions of US$11.1 million in 4Q06. This increase was primarily a result of an 18.4% increase in passenger revenue, partially offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$9.0 million, a 15.7% increase over reservation and sales of US$7.8 million in 4Q06. This increase was primarily a result of more passengers carried.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$11.0 million in 4Q07, a 37.5% increase over maintenance, materials and repairs of US$8.0 million in 4Q06. This increase resulted from higher capacity and more major overhaul events during the period.

Depreciation. Depreciation totaled US$8.6 million in 4Q07, a 24.1% increase over depreciation of US$6.9 million in 4Q06. This increase was primarily related to depreciation of new aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 21.5% from US$19.1 million in 4Q06 to US$23.2 million in 4Q07, primarily as a result of higher capacity.

Other. Other expenses totaled US$11.5 million in 4Q07, a 29.4% increase over other expenses of US$8.9 million in 4Q06, primarily as a result of higher transaction taxes and fees and an increase in OnePass frequent flyer program miles awarded.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 39.0% to US$64.2 million in 4Q07 from US$46.2 million in 4Q06. Operating expenses per available seat mile (CASM) increased 46.9% to 16.4 cents in 4Q07 from 11.2 cents in 4Q06. CASM, excluding fuel costs and special charges, increased 33.1% from 7.6 cents in 4Q06 to 10.1 cents in 4Q07, mainly due the effect of the stronger Colombian currency.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$2.6 million in 4Q07, a 54.4% decrease over non-operating expenses of US$5.7 million in 4Q06.

Interest expense. Interest expense totaled US$12.6 million in 4Q07, a 53.4% increase over interest expense of US$8.2 million in 4Q06, mostly as a result of increased aircraft related debt.

Interest capitalized. Interest capitalized totaled US$0.6 million in 4Q07, a 61.8% increase over interest capitalized of US$0.4 million in 4Q06.

Interest income. Interest income totaled US$3.4 million, a 36.2% increase over interest income of US$2.5 million in 4Q06, mostly a result of increased cash, cash equivalents and investments.

Other, net. Other net totaled US$6.0 million in 4Q07, mainly as a result of gains related to the mark-to-market of fuel hedge contracts.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q07	4Q06	Change	3Q07	Change	2007	2006	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,249	1,248	0.1%	1,253	-0.3%	4,729	4,573	3.4%
Revenue passengers miles (RPMs) (mm)	1,524	1,379	10.5%	1,565	-2.6%	5,861	5,017	16.8%
Available seat miles (ASMs) (mm)	2,066	1,838	12.4%	2,104	-1.8%	7,918	6,866	15.3%
Load factor	73.8%	75.0%	-1.3 p.p.	74.4%	2.8 p.p.	74.0%	73.1%	1.0 p.p.
Break-even load factor	60.2%	57.7%	2.5 p.p.	60.6%	-0.4 p.p.	59.2%	58.0%	1.2 p.p.
Yield (cents)	17.5	16.0	9.0%	15.9	9.6%	16.5	15.9	3.6%
RASM (cents)	13.8	12.9	6.7%	12.6	9.5%	13.0	12.4	4.7%
CASM (cents)	11.7	10.2	15.1%	10.4	12.9%	10.6	10.0	6.0%
Adj.CASM - excl. special charges and fuel (cents)	7.6	7.1	7.1%	6.9	9.8%	7.1	6.8	4.9%
Fuel gallons consumed (mm)	29.5	26.4	12.1%	29.9	-0.4%	112.5	99.1	13.5%
Average price of Fuel - Net of Hedges (US$)	2.61	2.12	24.5%	2.34	12.4%	2.32	2.17	7.1%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,276	1,115	14.5%	1,315	-3.0%	4,935	4,075	21.1%
Available seat miles (ASMs) (mm)	1,676	1,426	17.5%	1,676	0.0%	6,298	5,239	20.2%
Load factor	76.1%	78.2%	-2.0 p.p.	78.5%	1.7 p.p.	78.4%	77.8%	0.8%
Break-even load factor	57.7%	55.0%	2.7 p.p.	63.6%	-5.9 p.p.	59.0%	56.0%	3.0 p.p.
Yield (US$ cents)	16.2	15.7	3.4%	14.5	11.8%	15.3	15.5	-1.0%
RASM (cents)	13.3	13.2	0.5%	12.1	9.3%	12.8	12.9	-0.8%
CASM (cents)	10.7	9.9	8.6%	10.0	7.7%	10.1	9.7	3.6%
Adj.CASM - excl. special charges and fuel (cents)	7.2	7.0	2.6%	6.8	5.7%	6.9	6.8	1.8%
Fuel gallons consumed (mm)	22.9	19.3	18.6%	22.8	0.6%	85.5	70.8	20.8%
Average price of Fuel - Net of Hedges (US$)	2.56	2.12	20.9%	2.30	11.2%	2.29	2.14	7.0%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	248	265	-6.2%	249	-0.5%	926	942	-1.7%
Available seat miles (ASMs) (mm)	391	413	-5.4%	428	-42.0%	1,620	1,627	-0.4%
Load factor	63.5%	64.1%	-0.6 p.p.	58.2%	5.6 p.p.	57.2%	57.9%	-1.3%
Break-even load factor	64.0%	65.1%	-1.1 p.p.	48.1%	15.9 p.p.	55.0%	62.3%	-7.3 p.p.
Yield (cents)	23.8	17.4	36.8%	23.4	1.9%	22.7	17.8	27.8%
RASM (cents)	16.6	12.0	38.2%	14.6	14.1%	13.9	10.8	29.1%
CASM (cents)	16.4	11.2	46.9%	12.1	35.6%	12.9	10.8	18.7%
Adj.CASM - excl. special charges and fuel (cents)	10.1	7.6	33.1%	7.7	30.7%	8.4	6.9	20.4%
Fuel gallons consumed (mm)	6.6	7.0	-5.9%	7.2	-4.1%	27.0	28.3	-4.5%
Average price of Fuel - Net of Hedges (US$)	2.79	2.11	32.0%	2.48	16.5%	2.43	2.24	8.6%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q07	4Q06	Change	3Q07	Change	2007	2006	Change
Operating Revenues
Passenger Revenue	266,228	221,133	20.4%	249,346	6.8%	967,066	798,901	21.0%
Cargo, mail and other	18,359	16,218	13.2%	15,288	20.1%	60,198	52,259	15.2%
Total Operating Revenue	284,587	237,351	19.9%	264,634	7.5%	1,027,264	851,160	20.7%

Operating Expenses
Aircraft fuel	78,400	56,353	39.1%	71,364	9.9%	265,387	217,730	21.9%
Salaries and benefits	32,167	27,076	18.8%	29,001	10.9%	116,706	91,382	27.7%
Passenger servicing	23,052	17,901	28.8%	22,944	0.5%	82,948	64,380	28.8%
Commissions	18,518	15,620	18.6%	15,820	17.1%	65,960	57,808	14.1%
Reservations and sales	12,044	10,094	19.3%	13,050	-7.7%	48,234	38,212	26.2%
Maintenance, material and repairs	13,376	13,912	-3.9%	13,384	-0.1%	51,249	50,057	2.4%
Depreciation	9,821	7,458	31.7%	9,056	8.4%	35,327	24,874	42.0%
Flight operations	12,394	9,265	33.8%	12,242	1.2%	43,958	33,740	30.3%
Aircraft rentals	9,692	9,518	1.8%	10,478	-7.5%	38,636	38,169	1.2%
Landing fees and other rentals	7,629	6,546	16.5%	6,818	11.9%	27,017	23,929	12.9%
Other	18,201	12,943	40.6%	12,766	42.6%	55,040	44,758	23.0%
Special fleet charges	6,300	-	nm	1,009	524.4%	7,309	-	nm
Total Operating Expense	241,594	186,686	29.4%	217,932	10.9%	837,771	685,039	22.3%

Operating Income	42,993	50,665	-15.1%	46,702	-7.9%	189,493	166,121	14.1%

Non-operating Income (Expense):
Interest expense	(12,567)	(8,190)	53.4%	(11,524)	9.1%	(44,332)	(29,150)	52.1%
Interest capitalized	584	361	61.8%	719	-18.8%	2,570	1,712	50.1%
Interest income	3,361	2,467	36.2%	3,259	3.1%	12,193	7,257	68.0%
Other, net	6,014	(357)	nm	11,514	-47.8%	18,804	185	nm
Total Non-Operating Income/(Expense)	(2,608)	(5,719)	-54.4%	3,968	nm	(10,765)	(19,996)	-46.2%

Income before Income Taxes	40,385	44,946	-10.1%	50,670	-20.3%	178,728	146,125	22.3%

Provision for Income Taxes	6,269	3,491	79.6%	3,848	62.9%	18,317	12,286	49.1%

Net Income	34,116	41,455	-17.7%	46,822	-27.1%	160,411	133,839	19.9%

Basic EPS	0.79	0.97	-17.9%	1.09	-27.1%	3.74	3.13	19.6%
Basic Shares	42,937,844	42,812,500	0.3%	42,937,844	0.0%	42,907,967	42,812,500	0.2%

Diluted EPS	0.79	0.96	-17.9%	1.08	-27.0%	3.69	3.10	19.2%
Diluted Shares	43,401,305	43,303,549	0.2%	43,479,214	-0.2%	43,463,759	43,222,686	0.6%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)

	December 31, 2007	September 30, 2007	December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$285,839	$244,127	$169,880
Short-term investments	22,500	22,500	27,500
Total cash, cash equivalents and short-term investments	308,339	266,627	197,380
Accounts receivable, net of allowance for doubtful accounts	71,572	106,581	60,319
Accounts receivable from related parties	780	1,440	1,818
Expendable parts and supplies, net of allowance for obsolescence	14,088	11,686	8,667
Prepaid expenses	25,179	18,211	16,590
Other current assets	12,400	9,430	5,877
Total Current Assets	432,358	413,976	290,651

Long-term investments	17,038	21,038	29,032

Property and Equipment:
Owned property and equipment:
Flight equipment	1,188,641	1,107,952	857,598
Other equipment	50,909	48,628	43,713
	1,239,550	1,156,580	901,311
Less: Accumulated depreciation	(137,367)	(127,760)	(104,178)
	1,102,183	1,028,820	797,133
Purchase deposits for flight equipment	64,079	73,004	65,150
Total Property and Equipment	1,166,262	1,101,824	862,283

Other Assets:
Net pension asset	1,034	868	645
Goodwill	24,201	24,100	21,779
Intangible asset	35,484	35,336	31,933
Other assets	27,497	27,455	18,692
Total Other Assets	88,216	87,759	73,049
Total Assets	$1,703,874	$1,624,596	$1,255,015

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$110,658	$110,777	$91,453
Accounts payable	55,138	52,828	47,627
Accounts payable to related parties	10,824	6,040	8,819
Air traffic liability	153,422	152,352	116,812
Taxes and interest payable	36,359	43,622	31,490
Accrued expenses payable	52,724	40,858	32,104
Other current liabilities	3,901	9,544	11,268
Total Current Liabilities	423,026	416,020	339,573

Non-Current Liabilities:
Long-term debt	732,209	696,692	529,802
Post employment benefits liability	1,894	1,996	1,701
Other long-term liabilities	9,775	9,209	7,713
Deferred tax liabilities	6,740	5,291	4,557
Total Non-Current Liabilities	750,618	713,188	543,773

Total Liabilities	1,173,644	1,129,209	883,346

Shareholders' Equity:
Class A - 30,159,719 shares issued and outstanding	20,586	20,586	20,501
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	8,064	6,827	3,340
Retained earnings	490,189	456,123	343,390
Accumulated other comprehensive loss	2,669	3,129	(4,284)
Total Shareholders' Equity	530,230	495,387	371,669
Total Liabilities and Shareholders' Equity	$1,703,874	$1,624,596	$1,255,015

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

EBITDAR (Figures in US$ thousands)	4Q07	4Q06	3Q07	2007	2006
Net Income	$34,116	$41,455	$46,822	$160,411	$133,839

Interest Expense	(12,567)	(8,190)	(11,524)	(44,332)	(29,150)
Capitalized Interest	584	361	719	2,570	1,712
Interest Income	3,361	2,467	3,259	12,193	7,257
Income Taxes	(6,269)	(3,491)	(3,848)	(18,317)	(12,286)
EBIT	49,007	50,308	58,216	208,297	166,306

Depreciation and Amortization	9,821	7,458	9,056	35,327	24,874
EBITDA	58,828	57,766	67,272	243,624	191,180

Aircraft Rent	9,692	9,518	10,478	38,636	38,169
Other Rentals	3,461	2,988	2,814	11,536	10,524
EBITDAR	$71,981	$70,272	$80,564	$293,796	$239,873

Special Charges	6,300	-	1,009	7,309	-
Non-recurring gain	-	-	(8,019)	(8,019)	-
Adjusted EBITDAR	$78,281	$70,272	$73,555	$293,087	$239,873

EARNINGS PER SHARE	4Q07	4Q06	3Q07	2007	2006
Diluted Earnings per Share	$0.79	$0.96	$1.08	$3.69	$3.10

Adjustments:
Special Charges	0.15	-	0.02	0.17	-
Non-recurring gain	-	-	(0.18)	(0.18)	-
Adjusted Diluted EPS	$0.93	$0.96	$0.92	$3.67	$3.10

CASM (cents)	4Q07	4Q06	3Q07	2007	2006
Cost per available seat mile (CASM)	$11.7	$10.2	$10.4	$10.6	$9.98

Less: Special Charges per ASM	(0.3)	-	(0.0)	(0.1)	-
Adjusted CASM	11.4	10.2	10.3	10.5	10.0

Less: Fuel Cost per ASM	(3.8)	(3.1)	(3.4)	(3.4)	(3.2)
Adjusted CASM Excluding Fuel	$7.6	$7.1	$6.9	$7.1	$6.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 2/21/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO